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                              November 29, 2021

       Jennifer Ryu
       Executive Vice President and Chief Financial Officer
       Resources Connection, Inc.
       17101 Armstrong Avenue
       Irvine, CA 92614

                                                        Re: Resources
Connection, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 29, 2021
                                                            Filed July 23, 2021
                                                            File No. 000-32113

       Dear Ms. Ryu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 29, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Operating Results of Segment, page 34

   1. Please include a discussion and analysis of all material costs and expenses attributable to your reportable
segments that are not included in computing the segment measure of adjusted EBITDA, for
example, depreciation and amortization. Refer to Question
                                                        104.02 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations
                                                        for further guidance.
   2. Please revise your disclosures here and in your earnings press releases to discuss net income margin with
equal or greater prominence than adjusted EBITDA margin. Refer to
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations.
 Jennifer Ryu
Resources Connection, Inc.
November 29, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameJennifer Ryu                            Sincerely,
Comapany NameResources Connection, Inc.
                                                          Division of
Corporation Finance
November 29, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName